                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   _________________________________________

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       SMITH'S FOOD & DRUG CENTERS, INC.
                         ______________________________
                                (Name of Issuer)


                      Class B Common Stock, $.01 Par Value
                          ___________________________
                         (Title of Class of Securities)


                                  832388-10-2
                          ___________________________
                                (CUSIP Number)


                                 Mark A. Resnik
                             The Yucaipa Companies
                          10000 Santa Monica Boulevard
                         Los Angeles, California 90067
                                 (310) 789-7200
                 ______________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 23, 1996
               __________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]


Check the following box if a fee is being paid with the statement: [_] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------                                  ---------------------
CUSIP NO. 832388-10-2             SCHEDULE 13D                PAGE 2 OF 18
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      The Yucaipa Companies

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            200,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,125,406
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             200,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          2,125,406
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,325,406

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.9%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
CUSIP NO. 832388-10-2              SCHEDULE 13D              PAGE 3 OF 18
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Yucaipa Arizona Partners, L.P.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            547,130

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             547,130

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      547,130

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.4%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
CUSIP NO. 832388-10-2              SCHEDULE 13D              PAGE 4 OF 18
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Yucaipa Smitty's Partner's, L.P.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            300,667

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             300,667

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      300,667

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
CUSIP NO. 832388-10-2               SCHEDULE 13D             PAGE 5 OF 18
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Yucaipa Smitty's Partners II, L.P.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            136,793

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             136,793

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      136,793

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.3%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
CUSIP NO. 832388-10-2              SCHEDULE 13D              PAGE 6 OF 18
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Yucaipa SSV Partners, L.P.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,140,816

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,140,816

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,140,816

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.2%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN

- ------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.
          --------------------

     This statement relates to the Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of Smith's Food & Drug Centers, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1550 South Redwood Road, Salt Lake City, Utah 84104.

ITEM 2.   IDENTITY AND BACKGROUND.
          ------------------------

     (a) This statement is being filed jointly by (i) The Yucaipa Companies, a California general partnership ("Yucaipa"), (ii) Yucaipa Arizona Partners, L.P., a California limited partnership ("Arizona Partners"), (iii) Yucaipa Smitty's Partners, L.P., a California limited partnership ("Smitty's Partners"), (iv) Yucaipa Smitty's Partners II, L.P., a California limited partnership ("Smitty's Partners II"), and (v) Yucaipa SSV Partners, L.P., a California limited partnership ("SSV Partners"). Yucaipa is the sole general partner of each of Arizona Partners, Smitty's Partners, Smitty's Partners II and SSV Partners (collectively, the "Yucaipa Partnerships"). Ronald W. Burkle, Mark A. Resnik, Patrick L. Graham, Ira L. Tochner, Robert I. Bernstein, Lawrence Kalantari, Darren W. Karst and Linda McLoughlin Figel are the general partners of Yucaipa. Yucaipa and the Yucaipa Partnerships are collectively referred to herein as the "Reporting Persons."

     (b) The address of the principal business and principal office of Yucaipa and each of the Yucaipa Partnerships is 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, California 90067. The business address of Ronald W. Burkle, Mark A. Resnik, Patrick L. Graham, Ira L. Tochner, Robert I. Bernstein, Lawrence Kalantari and Linda McLoughlin Figel is 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, California 90067. The business address of Darren W. Karst is 505 Railroad Avenue, Northlake, Illinois 60164.

     (c) The principal business of Yucaipa is acquiring, investing in and/or managing supermarket and other companies. The principal business of Arizona Partners, Smitty's Partners, Smitty's Partners II and SSV Partners is investing in the Class B Common Stock of the Company. The present principal occupation or employment of each of Ronald W. Burkle, Mark A. Resnik, Patrick L. Graham, Ira
L. Tochner, Robert I. Bernstein, Lawrence Kalantari and Linda McLoughlin Figel is as a general partner of Yucaipa, a private investment group specializing in supermarket companies, the address of which is 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, California 90067. The present principal occupation or employment of Darren W. Karst is as Executive Vice President and Chief Financial Officer of Dominick's Finer Foods, Inc., a supermarket operator, the address of which is 505 Railroad Avenue, Northlake, Illinois 60164.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of the individuals referred to in paragraph (a) above, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of the individuals referred to in paragraph (a) above, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals referred to in paragraph (a) above is a United States citizen.

                                (Page 7 of 18)

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          --------------------------------------------------

     The consideration for the shares of Class B Common Stock acquired by the Yucaipa Partnerships was common stock, par value $.01 per share, of Smitty's Supermarkets, Inc., a Delaware corporation ("Smitty's"), held by the Yucaipa Partnerships prior to May 23, 1996. Pursuant the Recapitalization Agreement and Plan of Merger dated as of January 29, 1996 among the Company, Cactus Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Acquisition"), Smitty's and Yucaipa, as amended (the "Recapitalization Agreement"), Acquisition merged with and into Smitty's on May 23, 1996 (the "Merger") and each outstanding share of common stock of Smitty's (including shares held by each of the Yucaipa Partnerships) was exchanged for 3.011803 shares of Class B Common Stock of the Company. The shares of Class B Common Stock acquired by Yucaipa were issued directly by the Company as a prepayment of certain management fees to be paid to Yucaipa pursuant to the Management Services Agreement described in Item 6.

ITEM 4.   PURPOSE OF TRANSACTION.
          -----------------------

     The Reporting Persons acquired the Class B Common Stock for investment in connection with the Merger and a concurrent recapitalization of the Company (the "Recapitalization"). On January 29, 1996, the Company entered into the Recapitalization Agreement with Acquisition, Smitty's and Yucaipa. A copy of the Recapitalization Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

     Concurrently with the consummation of the Merger or immediately thereafter, the Recapitalization was consummated. The Recapitalization included (i) a tender offer by the Company for the purchase of 50% of the outstanding shares of Company Common Stock (excluding shares issuable in the Merger) at $36.00 in cash per share, (ii) the repayment of approximately $716.3 million of outstanding indebtedness of the Company and approximately $106.1 million of outstanding indebtedness of Smitty's, (iii) redemption of approximately $1.0 million of outstanding shares of the Company's Series I Preferred Stock from certain holders thereof, (iv) the redemption of approximately $13.7 million of outstanding employee stock options of the Company, (v) borrowings of $805 million by the Company under a new senior credit facility and the issuance by the Company of $575 million of its 11 1/4% Senior Subordinated Notes due 2007. In connection with the Merger and the Recapitalization, (i) the Company filed an Amended and Restated Certificate of Incorporation of the Company which, among other things, created a classified seven-member board of directors, (ii) Ronald
W. Burkle and Linda McLoughlin Figel, general partners of Yucaipa, were elected as directors of the Company and (iii) Ronald W. Burkle was appointed as the Chief Executive Officer of the Company. In addition, the Company and Yucaipa executed the Management Services Agreement and Warrant Agreement described in
Item 6 below. All of such transactions were consummated on May 23, 1996 (the "Closing Date"). The components of the Recapitalization are described more fully under the caption "The Recapitalization" in the Company's definitive Proxy Statement, filed with the Securities and Exchange Commission on April 25, 1996.

     Concurrently with the execution of the Recapitalization Agreement, the Company, Yucaipa, the Yucaipa Partnerships, Jeffrey P. Smith and certain related stockholders of the Company entered into a Standstill Agreement, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference. Concurrently with the consummation of the Merger, the Company and Yucaipa entered into a Management Services Agreement and a Warrant Agreement, copies of which are attached hereto as Exhibit 4 and Exhibit 5, respectively, and incorporated herein by reference. In addition, concurrently with the consummation of the Merger, the Company, Yucaipa, the Yucaipa Partnerships, Jeffrey P. Smith and certain related stockholders of the Company entered into a Registration Rights Agreement, a copy of which is attached hereto as Exhibit 6 and incorporated herein by reference. Information concerning the Recapitalization Agreement, the Standstill Agreement, the Management Services Agreement, the

                                (Page 8 of 18)

Warrant Agreement and the Registration Rights Agreement is contained in Item 6 below and incorporated herein by reference.

     The Reporting Persons intend to review their investment in the Company from time to time and, depending upon the price and availability of the Class B Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Company, subject to certain restrictions set forth in the Standstill Agreement which are described in response to Item 6.

     Except as described herein and in Item 6 below, neither the Reporting Persons, nor, to the best of their knowledge, any of the individuals referred to in paragraph (a) of Item 2, has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, subject to the Reporting Persons' obligations under the Standstill Agreement, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          -------------------------------------

     (a) Arizona Partners owns 547,130 shares of the Class B Common Stock (approximately 5.4% of the total number of outstanding shares of Class B Common Stock immediately following the consummation of the Merger and the Recapitalization); Smitty's Partners owns 300,667 shares of the Class B Common Stock (approximately 3.0% of the total number of outstanding shares of Class B Common Stock immediately following the consummation of the Merger and the Recapitalization); Smitty's Partners II owns 136,793 shares of the Class B Common Stock (approximately 1.3% of the total number of outstanding shares of Class B Common Stock immediately following the consummation of the Merger and the Recapitalization); SSV Partners owns 1,140,816 shares of the Class B Common Stock (approximately 11.2% of the total number of outstanding shares of Class B Common Stock immediately following the consummation of the Merger and the Recapitalization); and Yucaipa owns 200,000 shares of the Class B Common Stock (approximately 2.0% of the total number of outstanding shares of Class B Common Stock immediately following the consummation of the Merger and the Recapitalization).

     (b) Arizona Partners, Smitty's Partners, Smitty's Partners II and SSV Partners, acting through their sole general partner, Yucaipa, have the sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of Class B Common Stock beneficially owned by them. As a result, Yucaipa may be deemed to beneficially own the shares of Class B Common Stock directly owned by the Yucaipa Partnerships. Each of Ronald W. Burkle, Mark A. Resnik, Patrick L. Graham, Robert I. Bernstein, Lawrence Kalantari, Ira L. Tochner, Linda McLoughlin Figel and Darren W. Karst, as a general partner of Yucaipa, may be deemed to beneficially own the shares of Class B Common Stock of the Company beneficially owned by the Reporting Persons, but disclaims any such ownership (except to the extent of such inividual's pecuniary interest therein).

     (c) Except as described in Item 4 above, there have not been any transactions in the Class B Common Stock effected by or for the account of the Reporting Persons during the past 60 days.

     (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock owned by the Reporting Persons.

                                (Page 9 of 18)

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          -------------------------------------------------------

     The following descriptions are qualified in their entirety by reference to the agreements attached as exhibits hereto and incorporated herein by reference.

THE RECAPITALIZATION AGREEMENT

     In addition to the Merger, the Recapitalization Agreement (Exhibit 2 hereto) provided for, among other things, (i) the tender offer by the Company for the purchase of 50% of the outstanding shares of Company Common Stock (excluding shares issuable in the Merger) at $36.00 in cash per share, (ii) the repayment of certain outstanding indebtedness of the Company and Smitty's, (iii) redemption of certain outstanding shares of the Company's Series I Preferred Stock, (iv) the redemption of certain outstanding employee stock options, (v) borrowings by the Company under a new senior credit facility and the issuance by the Company of new senior subordinated notes, (vi) the filing of an Amended and Restated Certificate of Incorporation of the Company which, among other things, created a classified seven-member board of directors, (vii) the election of Ronald Burkle as the Chief Executive Officer of the Company, and (viii) the execution of the Management Services Agreement and Warrant Agreement described below.

     Pursuant to the Recapitalization Agreement, the Company paid Yucaipa a fee of $15,000,000 on the Closing Date.

     The Recapitalization Agreement provides that the fees and expenses of the Company, Yucaipa and Smitty's in connection with the transactions contemplated thereby will be paid by the Company.

     Pursuant to the Recapitalization Agreement, the Company has agreed that after the Closing Date, with respect to each person who is or has been a director or officer of the Company, any of its subsidiaries (including Smitty's), or its successors and assigns, the Company will indemnify each such person to the fullest extent permitted by law against any claim, liability, loss, damage, judgment, fine, penalty, amount paid in settlement or compromise, cost or expense, including reasonable fees and expenses of legal counsel, arising out of any matter existing or occurring on or prior to the Closing Date, whether commenced, asserted or claimed before or after the Closing Date. The Company has agreed to maintain in effect for not less than four years after the Closing Date the current policies of directors' and officers' liability insurance maintained by the Company or its subsidiaries on January 29, 1996 (provided that the Company may substitute therefor policies having at least the same coverage and containing terms and conditions which are no less advantageous to the persons currently covered by such policies as insured) with respect to matters existing or occurring prior to the Closing Date and the Company will use its best efforts to prepay premiums with respect to the foregoing insurance for the four-year period following the Closing Date; provided, however, that if the aggregate annual premiums for such insurance during such period exceed 200% of the per annum rate of the aggregate premium currently paid by the Company or its subsidiaries for such insurance on January 29, 1996, then the Company will cause the surviving corporation in the Merger to provide the maximum coverage then available at an annual premium equal to 200% of such rate.

                                (Page 10 of 18)

THE MANAGEMENT SERVICES AGREEMENT

     Pursuant to the Management Services Agreement (Exhibit 4 hereto), Yucaipa, through its partners, employees or other designated agents, will provide the Company with management consultation and advice regarding strategic planning and development, budgeting and future financing plans, selection and retention of management personnel, integration strategy, legal and governmental affairs, board presentations and similar management services as may be requested from time to time. The Management Services Agreement has a five-year term and provides for annual management fees of $1,000,000, plus reimbursement of all of Yucaipa's reasonable out-of-pocket costs and expenses. In addition, the Company may retain Yucaipa in an advisory capacity in connection with certain acquisitions or sale transactions, debt and equity financings, or any other services not otherwise covered by the Management Services Agreement, for which the Company will pay Yucaipa additional compensation in an amount to be agreed upon by the Company and Yucaipa (and approved by a majority of the Company's disinterested directors). On May 23, 1996, the Company prepaid a portion of the management fees payable to Yucaipa under the Management Services Agreement through the issuance of 200,000 shares of Class B Common Stock of the Company.

     During the term of the Management Services Agreement, Ronald W. Burkle will, if he so elects, have the right to serve as the Chief Executive Officer of the Company and will have all rights and responsibilities customarily vested in a Chief Executive Officer. Mr. Burkle will not receive any compensation for serving in such capacity beyond the management fees paid to Yucaipa under the Management Services Agreement.

     The Management Services Agreement may be terminated by the Company: (a) at any time by giving Yucaipa at least 90 days' written notice; (b) if Yucaipa shall fail to reasonably perform any material covenant, agreement, term or provision under the Management Services Agreement following 60 days' written notice of such failure; (c) at any time if Yucaipa commits any act of fraud, dishonesty or gross negligence in connection with its performance under the Management Services Agreement which is materially detrimental to the Company's business or reputation; (d) upon the occurrence of certain defaults or events of default under the indentures governing the Company's 11 1/4% Senior Subordinated Notes due 2007 (the "Indentures"), the Company's senior credit facility entered into on May 23, 1996, or any other material debt agreements entered into to refinance such indebtedness, if such default is not cured or waived within a specified period; (e) if Yucaipa is in material default under the Standstill Agreement following 90 days' written notice of such default; or (f) at any time if Yucaipa and its affiliates own less than 50% of the shares of Class B Common Stock acquired by them in the Merger. Yucaipa may terminate the Management Services Agreement: (a) if the Company fails to reasonably perform any material covenant, agreement, term or provision under the Management Services Agreement following 60 days' written notice; (b) if the Company fails to make any payment to Yucaipa under the Management Services Agreement following 30 days' written notice of such failure; (c) if the Yucaipa nominees cease to hold Board seats as required by the Standstill Agreement; (d) if the Board of Directors fails to approve two or more material recommendations by Yucaipa to the Board (provided that Yucaipa may not designate more than four such matters during any calendar year as material) or the Board otherwise takes action which materially interferes with the ability of Yucaipa to perform its responsibilities under the Management Services Agreement following 60 days' written notice; or (e) if Mr. Burkle ceases to be Chief Executive Officer of the Company, other than by reason of his death, disability, termination for cause or voluntary resignation.
Either Yucaipa or the Company may terminate the Management Services Agreement upon a change of control of the Company (defined generally, subject to certain exceptions and conditions, as either (i) the acquisition of beneficial ownership of 40% or more of the Company outstanding shares of voting stock, or (ii) the sale of substantially all of the Company assets or capital stock, excluding any transaction with Yucaipa or any of its partners or affiliates or any member of the Smith Group). If the Management Services Agreement is terminated

                                (Page 11 of 18)

(i) by the Company for the reason set forth in clause (a) of the first sentence of this paragraph, (ii) by Yucaipa in accordance with the Management Services Agreement, or (iii) pursuant to a change of control of the Company, Yucaipa will be entitled to the greater of (x) $5 million, or (y) twice the total fees that would have been earned by Yucaipa under the then remaining term of the Management Services Agreement.

     Yucaipa has agreed that during the term of the Management Services Agreement it will not, without the Company's prior written consent, provide management or consulting services to, or make equity investments in excess of 5% in any "Significant Competitor," defined as any business which operates in excess of five retail supermarkets in any market in which the Company operates in excess of five retail supermarkets, subject to certain exceptions and conditions.

     During the term of the Management Services Agreement, the Company will indemnify and hold harmless Yucaipa and each of its affiliates, partners, officers, agents and employees from and against all losses, claims, damages, liabilities or expenses (collectively, "losses") resulting from any claim, lawsuit or other proceeding by any person to which any of them may become subject which is related to or arising out of the performance of the services to be provided under the Management Services Agreement or the Recapitalization Agreement, including all reasonable out-of-pocket expenses, unless such losses result from (i) Yucaipa's or such party's gross negligence or willful misconduct or any intentional, material breach of the Management Services Agreement, or
(ii) any settlement effected without the written consent of the Company, which consent will not be unreasonably withheld.

THE WARRANT AGREEMENT

     Pursuant to the Warrant Agreement (Exhibit 5 hereto), on the Closing Date the Company issued to Yucaipa warrants to purchase 1,842,555 shares of Class C Common Stock of the Company (the "Warrants") at an initial exercise price of $50.00 per share. One-half of the Warrants are designated "Series A Warrants" and will be exercisable at the election of Yucaipa on or prior to May 23, 2000, and one-half of the Warrants are designated "Series B Warrants" and will be exercisable at the election of Yucaipa on or prior to May 23, 2001. The foregoing expiration dates will each be extended by five years in the event that, prior to such respective dates, the market price of Class B Common Stock equals or exceeds the exercise price (as adjusted from time to time) for a period of not less than 60 consecutive trading days. The Warrants allow the holder to elect to exercise the Warrants without the payment of cash consideration, provided that the Company will withhold from the shares otherwise issuable upon such exercise a number of shares having a fair market value as of the exercise date equal to the aggregate exercise price. The Class C Common Stock to be issued to Yucaipa upon exercise of its Warrants will be identical in all respects to the Class B Common Stock, except that the Class C Common Stock will be non-voting. Shares of Class C Common Stock will be convertible into an equal number of shares of Class B Common Stock following the transfer of such shares by Yucaipa to any person or entity not affiliated with Yucaipa. The number of shares to be issued upon exercise of the Warrants and the exercise price are each subject to adjustment under standard anti-dilution provisions.

THE STANDSTILL AGREEMENT

     On January 29, 1996, Yucaipa, Arizona Partners, Smitty's Partners, Smitty's Partners II, and SSV Partners (collectively, the "Yucaipa Group"), Jeffrey P. Smith and certain family members and related trusts (collectively, the "Smith Group") and the Company entered into the Standstill Agreement (attached hereto as Exhibit 3). Pursuant to the Standstill Agreement, the Yucaipa Group has agreed that for a 10-year period ending on January 29, 2006, it will not acquire, offer to acquire, agree to acquire, become the beneficial owner of, or obtain any rights in respect of any securities that are entitled to vote generally for the election of directors ("Company Voting Securities"), by purchase or otherwise, or take

                                (Page 12 of 18)
any action in furtherance thereof, if the effect of such action would be to increase its aggregate beneficial ownership of Company Voting Securities above
(x) 20% of the total number of votes that could be cast at a stockholders' meeting of the Company (the "Combined Voting Power") or (y) 25% of the total number of Company Voting Securities outstanding, subject to certain exceptions. In addition, without the approval of a majority of the Disinterested Directors (defined as directors of the Company who are not employees or officers of the Company, are not serving as designees of the Yucaipa Group, and are not associates of Yucaipa or its affiliates) and subject to certain limited exceptions, no member of the Yucaipa Group will during such 10-year period (i) submit any proposals to acquire a majority of the Combined Voting Power of Company Voting Securities (a "Change of Control Proposal"), (ii) directly or indirectly sell, transfer any beneficial interest in, pledge, hypothecate or otherwise dispose of any Company Voting Securities or any shares of Company Common Stock to be acquired from the Company pursuant to the Warrant Agreement, other than to another member of the Yucaipa Group or their respective affiliates in any transaction or series of transactions that would result in a transfer of greater than 3% of the Combined Voting Power or would result in any person having, or having the right to acquire, beneficial ownership greater than 5% of the Combined Voting Power, (iii) solicit any proxies, or assist any other person in any way in solicitation of proxies, or submit any proposal for the vote of stockholders of the Company, or induce another person to take any such actions with respect to the voting of any of the Company Voting Securities, (iv) directly or indirectly solicit or induce any person to bid for or acquire Company Voting Securities in excess of 5% of the Combined Voting Power of Company Voting Securities, or (v) engage in certain affiliate transactions.

     Pursuant to the Standstill Agreement, the Company will use its best efforts to cause to be elected to the Company's Board of Directors two designees of the Smith Group, two designees of the Yucaipa Group, one member of the senior management of the Company and two "independent directors" (as required by the rules of the New York Stock Exchange) who are also Disinterested Directors. Subject to the provisions of the Certificate of Incorporation and Bylaws of the Company and the approval of the Company's stockholders, the Smith Group and the Yucaipa Group will each have the right to designate two directors of the Company, as long as the members of such Group and its affiliates beneficially own at least 8% of the outstanding shares of Common Stock, and the Smith Group and the Yucaipa Group will each have the right to designate one director of the Company, as long as the members of such Group and its affiliates beneficially own at least 5% of the outstanding shares of Common Stock. However, no individual who is an officer, director, partner, or principal stockholder of any Significant Competitor (as defined in the Management Services Agreement) of the Company or any of its subsidiaries will serve as director. At any time when the Yucaipa Group and its affiliates or the Smith Group and its affiliates no longer beneficially own at least 5% of the outstanding shares of Common Stock, such Group will not have the right to designate any director of the Company, such Group's rights with regard to the voting of the Company securities will terminate and such Group will cause its designees to the Board of Directors to resign.

     Pursuant to the Standstill Agreement, each of the Smith Group and the Yucaipa Group has agreed that they each will, at any annual or special meeting of the stockholders at which the directors of the Company are to be elected or in connection with a solicitation of consents through which directors of the Company are to be selected, to vote (or give a written consent with respect to) all of their respective Company Voting Securities in favor of the election to the Company Board of Directors of the nominees designated by such other Group.

     The Standstill Agreement will terminate at any time that the Yucaipa Group and its affiliates own less than 2% of the outstanding shares of Common Stock.

                                (Page 13 of 18)

THE REGISTRATION RIGHTS AGREEMENT

     Pursuant to the Recapitalization Agreement (Exhibit 6 hereto), on May 23, 1996 the Company entered into a registration rights agreement (the "Registration Rights Agreement") with Jeffrey P. Smith, Yucaipa, and certain holders of Smitty's Common Stock who received Class B Common Stock as consideration in the Merger (collectively, the "Holders"). Under the terms of the Registration Rights Agreement, each of (i) Yucaipa and the holders of Smitty's common stock receiving Class B Common Stock in the Merger and their transferees, as a group (the "Yucaipa Holder Group"), and (ii) Jeffrey P. Smith and his affiliates and transferees, as a group (the "Smith Holder Group"), will be entitled to require the Company to effect a registration under the Securities Act of 1933 (a "Demand Registration") of all or a portion (but not less than 20%) of the Registrable Securities (as defined) held by such Holders, subject to certain limitations. Upon such demand, the Company will give prompt notice thereof to each registered holder of Registrable Securities and will prepare, file and use its best efforts to cause to become effective a registration statement in respect of all Registrable Securities requested to be included therein. Each of the Smith Holder Group and the Yucaipa Holder Group will be entitled to two Demand Registrations. Notwithstanding the foregoing, the Company will not be required to effect more than one Demand Registration during any six-month period. Such Demand Registration may, at the election of the demanding Holders, be in the form of an underwritten offering and such demanding Holders shall be entitled to select the underwriters.

     Members of the Yucaipa Holder Group may at any time prior to May 23, 1998 demand that the Company promptly file a shelf registration statement pursuant to Rule 415 under the Securities Act which will provide for resales of Registrable Securities held by the Yucaipa Group. The Company will keep such Shelf Registration statement continuously effective for at least 120 days following the effective date (or such longer period as such Holders' Registrable Securities constitute "restricted securities" under Rule 144 and are subject to the two-year holding period for affiliates under Rule 144(c)); provided that in no event will the Company be required to keep such shelf registration statement effective after May 23, 1998.

     Holders of Registrable Securities will also have the right to include such Registrable Securities in any registration statement under the Securities Act filed by the Company for its own account or for the account of any of its securityholders (other than (i) a registration statement on Form S-4 or S-8, (ii) a registration statement filed in connection with a Demand Registration or a Shelf Registration or (iii) a registration statement filed in connection with an offer of securities solely to existing securityholders) for sale on the same terms and conditions as the securities of Smitty's or any other selling securityholder included therein (a "Piggy-Back Registration"). In the event that, pursuant to any Demand Registration or any Piggy-Back Registration, the Company is advised by the managing underwriter therefor that the total number of shares proposed to be included therein is such as to materially and adversely affect the success of the offering, the Company has granted certain priority rights to the Smith Group which enables the Smith Group to have its Registrable Securities (up to certain designated amounts) included in such registrations before the Yucaipa Group is entitled to include its Registrable Securities in such registrations.

     The Company will be obligated to pay its expenses associated with registration of the Registrable Securities, regardless of whether any registration statement required by the Registration Rights Agreement becomes effective, and the reasonable fees and expenses of any party to the Registration Rights Agreement who participates in any registration effected thereunder. In addition, the Company will provide a customary securities law indemnification to any party who participates in any registration effected under the Registration Rights Agreement.

                                (Page 14 of 18)

     The Registration Rights Agreement will terminate upon the earlier to occur of (i) the mutual agreement by the parties thereto, (ii) with respect to any Holder, such Holder ceasing to own any Registrable Securities, (iii) May 23, 2011, or (iv) with respect to the Smith Holder Group or the Yucaipa Holder Group, the date on which the aggregate number of shares of outstanding Registrable Securities held by the Smith Holder Group or the Yucaipa Holder Group, as applicable, is less than 20% of the Registrable Shares originally held by the Smith Holder Group or the Yucaipa Holder Group, as applicable, immediately following the consummation of the Transactions (except with respect to any Holder that is an "affiliate" of the Company within the meaning of the Securities Act).

     Except as set forth herein, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          ---------------------------------

     Exhibit 1.  Joint Filing Agreement dated as of May 31, 1996.

     Exhibit 2. Recapitalization Agreement and Plan of Merger dated as of January 29, 1996 by and among Smith's Food & Drug Centers, Inc., Cactus Acquisition, Inc., Smitty's Supermarkets, Inc. and The Yucaipa Companies (incorporated by reference to Exhibit 2.1 of the Company's Registration Statement on Form S-3, File No. 333-01601).

     Exhibit 3. Standstill Agreement dated as of January 29, 1996 (incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form S-3, File No. 333-01601).

     Exhibit 4. Management Services Agreement dated as of May 23, 1996 between Smith's Food & Drug Centers, Inc. and The Yucaipa Companies (incorporated by reference to Exhibit 10.6 of the Company's Registration Statement on Form S-3, File No. 333-01601).

     Exhibit 5. Warrant Agreement dated as of May 23, 1996 between Smith's Food & Drug Centers, Inc. and The Yucaipa Companies (incorporated by reference to Exhibit 10.7 of the Company's Registration Statement on Form S-3, File No. 333-01601).

     Exhibit 6. Registration Rights Agreement dated as of May 23, 1996 (incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on Form S-3, File No. 333-01601).

                                (Page 15 of 18)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 1996                          Yucaipa Arizona Partners, L.P.
                                              Yucaipa Smitty's Partners, L.P.
                                              Yucaipa Smitty's Partners II, L.P.
                                              Yucaipa SSV Partners, L.P.


                                              By: The Yucaipa Companies
                                              Its General Partner


                                              By: /s/ MARK A. RESNIK
                                                  ----------------------------
                                              Name:  Mark A. Resnik
                                              Title: General Partner


Dated:  May 31, 1996                          The Yucaipa Companies


                                              By: /s/ MARK A. RESNIK
                                                  ----------------------------
                                              Name:  Mark A. Resnik
                                              Title: General Partner

                                (Page 16 of 18)

                                 EXHIBIT INDEX
                                 -------------


Exhibit 1.  Joint Filing Agreement dated as of May 31, 1996.

Exhibit 2. Recapitalization Agreement and Plan of Merger dated as of January 29, 1996 by and among Smith's Food & Drug Centers, Inc., Cactus Acquisition, Inc., Smitty's Supermarkets, Inc. and The Yucaipa Companies (incorporated by reference to Exhibit 2.1 of the Company's Registration Statement on Form S-3, File No. 333-01601).

Exhibit 3. Standstill Agreement dated as of January 29, 1996 (incorporated by reference to Exhibit 10.2 of the Company's Registration Statement on Form S-3, File No. 333-01601).

Exhibit 4. Management Services Agreement dated as of May 23, 1996 between Smith's Food & Drug Centers, Inc. and The Yucaipa Companies (incorporated by reference to Exhibit 10.6 of the Company's Registration Statement on Form S-3, File No. 333-01601).

Exhibit 5. Warrant Agreement dated as of May 23, 1996 between Smith's Food & Drug Centers, Inc. and The Yucaipa Companies (incorporated by reference to Exhibit 10.7 of the Company's Registration Statement on Form S-3, File No. 333-01601).

Exhibit 6. Registration Rights Agreement dated as of May 23, 1996 (incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on Form S-3, File No. 333-01601).

                                (Page 17 of 18)